Room 4561

July 20, 2006

Stephen M. Bennett
President and Chief Executive Officer
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043

> **Re:** **Intuit Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2005**
> **Filed September 26, 2005**
> **Form 8-K Filed June 29, 2006**
> **File no. 0-21180**

Dear Mr. Bennett:

We have reviewed your response letter dated July 7, 2006 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed June 29, 2006

1.   We note the disclosures in your Form 8-K dated June 29, 2006 and in the Company's April 30, 2006 Form 10-Q with regards to your stock option activities. We further note that in May 2006 the Board of Directors initiated a voluntary review of the Company's stock option activities and related accounting treatment. Please tell us the current status of your review including whether any determination has been made regarding potential restatements to your financial statements. Also, tell us how you considered SFAS 5 with regards to including a

discussion or disclosure of any loss contingencies even though the possibility of loss may be remote. In this regard, tell us what consideration you gave to including a discussion of the potential impact on the qualification of the Company's stock option plan, the potential for litigation by the option holders, and the potential for legal actions by IRS or any other regulatory authority.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief